UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 5, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Spansion Inc.

File No. 1-34747 - CF#29929

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Spansion Inc. submitted an application under Rule 24b-2 requesting an extension for confidential treatment for information it excluded from an Exhibit to a Form 10-Q filed on October 31, 2012.

Based on representations by Spansion Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through June 30, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary